Contact

www.linkedin.com/in/michael-hlavsa-4a692911 (LinkedIn)

Top Skills

Casino

Gaming

Hospitality

Michael Hlavsa

Chief Financial Officer

Miami-Fort Lauderdale Area

Summary

An experienced gaming professional with professional designations as a Certified Public Accountant, Certified Internal Auditor, and a Chartered Global Management Accountant. Looking to utilize the experience and knowledge to help an organization reach its fullest potential

Experience

Psycheceutical

Chief Financial Officer

December 2020 - Present (2 years 10 months)

Ft. Lauderdale, Florida

Psycheceutical Bioscience, Inc. (OTC: BWVI) is developing cutting-edge technologies to advance the safe and effective delivery of psychedelic pharmaceutical medicines.

Powered by a team of FDA drug development veterans, biotechnology experts, and top neuroscientists, Psycheceutical is on a mission to commercialize its precision dosing technologies to provide affordable, life-saving treatments to anyone suffering from mental health disorders or central nervous system diseases.

Learn more at Psycheceutical.com.

Signature Gaming Management, LLC

Managing Member

October 2004 - Present (19 years)

Signature Gaming Management is a consulting company that assists gaming related and emerging market organizations with professional services such as Executive Management, due diligence and operational reviews. Michael as the Managing Partner performs or directs these consulting services.

Gerova Financial Group (NYSE:GFC)

Chief Financial Officer

March 2007 - April 2011 (4 years 2 months)

Responsible for SEC reporting and complex consolidations of subsidiaries along with coordination of independent audits. Also was the Secretary to the Board of Directors and served as a Director of the company.

SunCruz Casinos
Chief Executive Officer
April 2001 - October 2004 (3 years 7 months)

Michael was recruited and hired as the CEO to operate SunCruz Casinos after it had filed for bankruptcy protection. Reported to a Federal Bankruptcy Trustee. Responsible for the operation of seven cruise to nowhere casino vessels operating in multiple locations.

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Education

Canisius University
Bachelor of Science - Accounting Major, Accounting · (1973 - 1975)

Canisius College
Bachelor of Science (B.S.), Accounting · (1973 - 1975)